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                                URGENT NOTICE

November __, 1997


Dear Preferred Shareholder:


The Special Meeting of Shareholders of Alabama Power Company is scheduled to be held on December 10, 1997, and we have attempted to contact you by telephone to discuss the important agenda. To date we have been unable to reach you by phone.

It is extremely important that we discuss this critical Special Meeting and the events surrounding it. We would appreciate it if you would take a moment and please call during business hours our Information Agent, Corporate Investor Communications, Inc. (CIC) at (888) 881-0526.

Thank you for your interest in the affairs of Alabama Power Company. I appreciate your cooperation.

Sincerely,


Elmer B. Harris
President and Chief
 Executive Officer